Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2023

Financial Highlights

For the three months ended September 30, 2023 (“Q3 2023”), KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

●	Generated total revenues of $72.7 million, operating income of $20.6 million and net income of $12.6 million.

●	Generated Adjusted EBITDA[1] of $48.1 million

●	Reported $58.2 million in available liquidity, which included cash and cash equivalents of $53.2 million at September 30, 2023.

Other Partnership Highlights and Events

●	Fleet operated with 98.8% utilization for scheduled operations in Q3 2023, and 97.4% utilization taking into account the scheduled drydockings of the Brasil Knutsen and the Hilda Knutsen, which were completed around the beginning of Q3 2023.

●	On October 12, 2023, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to Q3 2023, which was paid on November 9, 2023, to all common unitholders of record on October 26, 2023. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to Q3 2023 in an aggregate amount of $1.7 million.

●	On November 15, 2023, the Partnership successfully closed the refinancing of the second of its two $25 million revolving credit facilities, with the facility being rolled until November 2025 on similar terms.

●	On September 13, 2023, a 100-day extension to the existing bareboat charter party for the Dan Cisne was signed with Transpetro, extending the vessel’s fixed employment to late December 2023. The Partnership anticipates receiving the Dan Cisne and Dan Sabia back via redelivery in December 2023 and January 2024 respectively, following expiry of the existing bareboat charter parties. The Partnership is continuing to market both vessels for new, third-party employment and is in active discussions with both existing charterers and others, including the Partnership’s sponsor, Knutsen NYK Offshore Tankers AS (“Knutsen NYK”).

●	On October 30, 2023, Shell exercised its option to continue its charter of the Windsor Knutsen through to the first quarter of 2025. On September 26, 2023, the Partnership signed a new time charter contract for the Windsor Knutsen with an oil major to commence within the window from February 1, 2025 to May 1, 2025. The new charter is for a fixed period of two years and will see near-continuous employment for this vessel through to the first half of 2027, subject to the exact dates for completion of the above charter to Shell and the start of this new charter.

●	In order to make the Windsor Knutsen available for the above contract commencing in 2025, the Partnership sought and reached an agreement with Equinor to substitute the Brasil Knutsen into the time charter previously due to employ the Windsor Knutsen commencing in the fourth quarter of 2024 or the first quarter of 2025. This time charter is for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods. The Brasil Knutsen is consequently now employed until around the end of 2025 and, if all the charterer’s options are taken, the vessel will be fixed until the end of 2028.

●	The Hilda Knutsen and the Torill Knutsen each continued to operate on separate time charter contracts with a subsidiary of Knutsen NYK at a reduced charter rate, with the contracts expected to continue on a rolling 30 day basis, subject to relevant negotiation and the approval of the Partnership’s Board and Conflicts Committee. The Partnership is continuing to market both vessels for new, third-party time charter employment and is in active discussions with potential charterers, including Knutsen NYK.

●	The Bodil Knutsen continued to operate on a reduced rate time charter contract with Knutsen NYK, which will expire in time for delivery of the vessel to Equinor in March 2024, for an initial fixed time charter contract of two years, with charterer’s options to extend the charter by two further one-year periods.

●	On October 2, 2023, the Partnership signed an agreement with Shell to extend the current time charters for the Tordis Knutsen and Lena Knutsen by one year each, which will see these vessels employed until mid-2027.

●	This Earnings Release does not make an assumption around the exercise by Repsol of their extension option on Carmen Knutsen in relation to an initial period of 1 year commencing mid-January 2024. This is under active discussion with Repsol at the time of this Earnings Release.

Derek Lowe, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, stated, “We are pleased to report another strong performance in Q3 2023, marked by safe operation at over 98% fleet utilization for scheduled operations; consistent revenue and operating income; and completion of the refinancing required in 2023.

1 EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA and Adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

Including those contracts signed since September 30, 2023, we now have 70% of charter coverage in 2024 from fixed contracts, which rises to 79% if charterers’ options are exercised. Having executed a number of new contracts, we remain focused on filling the remaining gaps in our charter portfolio.

In Brazil, the main offshore oil market where we operate, the supply/demand balance is continuing to improve, with robust demand and increasing charter rates. Driven by Petrobras’ continued high production levels and FPSO start-ups in the pre-salt fields that rely upon shuttle tankers, we believe the world’s biggest shuttle tanker market is tightening materially. Our secondary geography, in the North Sea, is taking longer to re-balance, where we anticipate progressive improvement during and beyond 2024. With only five new shuttle tankers set to deliver globally, and currently none after 2025, we believe that growth of offshore oil production in shuttle tanker-serviced fields across both Brazil and the North Sea is on track to outpace shuttle tanker supply growth in the coming years.

As the largest owner and operator of shuttle tankers (together with our sponsor, Knutsen NYK), we believe we are well positioned to benefit from such an improving charter market. We remain focused on generating certainty and stability of cashflows from long-term employment with high quality counterparties, and are confident that continued operational performance and execution of our strategy can create unitholder value in the quarters and years ahead.”

Financial Results Overview

Total revenues were $72.7 million for Q3 2023, compared to $73.8 million for the three months ended June 30, 2023 (“Q2 2023”). Revenues in Q3 2023 were lower compared to Q2 2023 owing to revenues from spot voyages and loss of hire insurance recoveries in Q2 2023, which was partly offset by an increase in time charter and bareboat revenues in Q3 2023.

Vessel operating expenses for Q3 2023 were $23.2 million, a decrease of $2.1 million from $25.3 million in Q2 2023. The decrease is mainly due to the costs related to various upgrades and services on the Brasil Knutsen in connection with her scheduled drydocking, the bulk of which took place in Q2 2023.

Depreciation was $27.5 million for Q3 2023, a decrease of $0.6 million from $28.1 million in Q2 2023.

There was no impairment recognized in Q3 2023, compared to $49.6 million in impairments in Q2 2023 in respect of the Dan Cisne and the Dan Sabia.

General and administrative expenses were $1.1 million for Q3 2023 compared to $1.8 million for Q2 2023.

As a result, operating income for Q3 2023 was $20.6 million, compared to an operating loss of $31.2 million for Q2 2023.

Interest expense for Q3 2023 was $18.5 million, an increase of $0.4 million from $18.1 million for Q2 2023. The increase is mainly due to an increase in the US dollar LIBOR and Secured Overnight Financing Rate (“SOFR”) rates.

The realized and unrealized gain on derivative instruments was $4.4 million in Q3 2023, compared to $8.1 million in Q2 2023. Of these amounts, the unrealized (i.e. non-cash) elements were gains of $0.5 million in Q3 2023 and $4.6 million in Q2 2023.

As a result, net income for Q3 2023 was $12.6 million compared to a net loss of $40.4 million for Q2 2023.

By comparison with the three months ended September 30, 2022 (“Q3 2022”), results for Q3 2023 include:

•	an increase of $4.9 million in operating income (to $20.6 million from $15.7 million), driven primarily by higher utilization;

•	an increase of $13.9 million in net finance expense (to net finance expense of $13.4 million from net finance income of $0.5 million), due to higher interest rates; and

•	a decrease of $3.4 million in net income (to $12.6 million from $16.0 million).

Fleet utilization

The Partnership’s vessels operated throughout Q3 2023 with 98.8% utilization for scheduled operations, and 97.4% utilization taking into account the scheduled drydockings of the Brasil Knutsen and the Hilda Knutsen, which were offhire for 11 days and 12 days respectively in Q3 2023.

Financing and Liquidity

As of September 30, 2023, the Partnership had $58.2 million in available liquidity, which consisted of cash and cash equivalents of $53.2 million and $5.0 million of capacity under one of the revolving credit facilities. Following their refinancings, the revolving credit facilities mature between August 2025 and November 2025. The Partnership’s total interest-bearing obligations outstanding as of September 30, 2023 were $984.1 million ($977.3 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during Q3 2023 was approximately 2.29% over LIBOR or SOFR, as applicable.

As of September 30, 2023, the Partnership had entered into various interest rate swap agreements for a total notional amount of $431.8 million to hedge against the interest rate risks of its variable rate borrowings. As of September 30, 2023, the Partnership receives interest based on three or six-month LIBOR, or three-month SOFR, and pays a weighted average interest rate of 1.9% under its interest rate swap agreements, which have an average maturity of approximately 2.0 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of September 30, 2023, the Partnership’s net exposure to floating interest rate fluctuations was approximately $317.6 million based on total interest-bearing contractual obligations of $984.1 million, less the Raquel Knutsen and Torill Knutsen sale and leaseback facilities of $181.5 million, less interest rate swaps of $431.8 million, and less cash and cash equivalents of $53.2 million. The Partnership’s outstanding interest-bearing contractual obligations of $984.1 million as of September 30, 2023 are repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2023	$3,395	$22,657	$—	$26,052
2024	13,804	76,651	63,393	153,848
2025	14,399	68,581	181,583	264,563
2026	15,060	51,596	219,521	286,177
2027	15,751	26,481	—	42,232
2028 and thereafter	119,120	13,241	78,824	211,185
Total	$181,529	$259,207	$543,321	$984,057

On August 16, 2023, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT Finance Corporation. The new facility will mature in August 2025, bears interest at a rate per annum equal to SOFR plus a margin of 2.23% and has a commitment fee of 0.5% on the undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in June 2021 with NTT Finance Corporation.

On November 15, 2023, the Partnership closed the refinancing of the second of its two $25 million revolving credit facilities, with the facility being rolled over with SBI Shinsei Bank, Limited. The new facility will mature in November 2025, bears interest at a rate per annum equal to SOFR plus a margin of 2.0% and has a commitment fee of 0.8% on the undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in November 2020 with SBI Shinsei Bank, Limited.

On September 15, 2023, the loan facility secured by the Dan Cisne was repaid in full with a $10.2 million payment. The Dan Sabia facility is due to be paid down with a final scheduled balloon payment of $6.5 million on maturity in January 2024. There are no plans to incur additional borrowings secured by these two vessels until such time as the Partnership has better visibility on the vessels’ future employment.

Assets Owned by Knutsen NYK

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK. Given the relationship between the Partnership and Knutsen NYK, any such acquisition would be subject to the approval of the Conflicts Committee of the Partnership’s Board of Directors.

Knutsen NYK owns the following vessels and has entered into the following charters:

In February 2021, Tuva Knutsen was delivered to Knutsen NYK from the yard and commenced on a five-year time charter contract with a wholly owned subsidiary of the French oil major TotalEnergies. TotalEnergies has options to extend the charter for up to a further ten years.

In November 2021, Live Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with Galp Sinopec for operation in Brazil. Galp has options to extend the charter for up to a further six years.

In June 2022, Daqing Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with PetroChina International (America) Inc for operation in Brazil. The charterer has options to extend the charter for up to a further five years.

In July 2022, Frida Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in December 2022 on a seven-year time charter contact with Eni for operation in North Sea. The charterer has options to extend the charter for up to a further three years.

In August 2022, Sindre Knutsen, was delivered to Knutsen NYK from the yard in Korea and commenced in September 2023 on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter for up to a further five years.

In May 2022, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has the option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2024.

In November 2022, Knutsen NYK entered into a new fifteen-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2025.

Management Transition

As previously announced on August 4, 2023, Mr. Derek Lowe became the Partnership’s new Chief Executive Officer and Chief Financial Officer, taking office on September 13, 2023.

Mr. Lowe joined the Partnership from Telford Offshore, a provider of accommodation, construction and pipelay in the global offshore energy services industry. He served as the Group Company Secretary of Telford Offshore since its formation in 2018, having provided consultancy services to its predecessor since 2015. He worked from 2011 to 2015 for the debt capital markets group of Pareto Securities, and from 1994 to 2010 for the equity capital markets group of UBS.

Outlook

At September 30, 2023, the Partnership’s fleet of eighteen vessels had an average age of 9.4 years, and the Partnership had charters with an average remaining fixed duration of 1.9 years, with the charterers of the Partnership’s vessels having options to extend their charters by an additional 2.0 years on average. The Partnership had $645 million of remaining contracted forward revenue at September 30, 2023, excluding charterers’ options and excluding contracts agreed or signed after that date.

The Partnership’s earnings for the fourth quarter of 2023 will be affected by the scheduled ten-year special survey drydockings of the Europe-based Torill Knutsen and Ingrid Knutsen, which are being carried out in Europe during November and December 2023.

The market for shuttle tankers in Brazil, where fourteen of our vessels operate, has continued to tighten in Q3 2023, driven by a significant pipeline of new production growth over the coming years, a limited newbuild order book, and typical long-term project viability requiring a Brent oil price of only $35 per barrel. While the Dan Cisne and Dan Sabia stand out among the Partnership’s fleet as being of a smaller size than is optimal in today’s Brazilian market, the contract that we signed for the Brasil Knutsen in August 2023 demonstrates that market tightening in Brazil is underway. We remain in discussions with our customers and continue to evaluate all our options for the Dan Cisne and Dan Sabia vessels, including but not limited to redeployment in the tightening Brazilian market, charter to Knutsen NYK (subject to negotiation and approvals) and sale.

Shuttle tanker demand in the North Sea has remained subdued, driven by the impact of COVID-19-related project delays. We expect these conditions to persist for several more quarters until new oil production projects that are anticipated come on stream.

Looking ahead, based on supply and demand factors with significant forward visibility and committed capital from industry participants, we believe that the overall medium and long-term outlook for the shuttle tanker market remains favorable. Notably, the current shuttle tanker orderbook consists of only five vessels, all of which are scheduled to deliver by the end of 2025, while any future new orders would be expected to deliver in 2026 or thereafter.

In the meantime, the Partnership intends to pursue long-term visibility from its charter contracts, build its liquidity, and position itself to benefit from its market-leading position in an improving shuttle tanker market.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on Thursday December 14, 2023 at 9:30 AM (Eastern Time) to discuss the results for the third quarter of 2023. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

●	By dialing 1-833-470-1428 from the US, dialing 1-833-950-0062 from Canada or 1-404-975-4839 if outside North America – please join the KNOT Offshore Partners LP call using access code 119607.

●	By accessing the webcast on the Partnership’s website: www.knotoffshorepartners.com.

December 13, 2023

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Derek Lowe via email at ir@knotoffshorepartners.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Time charter and bareboat revenues	$72,188	$69,924	$67,738	$205,045	$196,713
Voyage revenues (1)	10	1,585	—	8,849	—
Loss of hire insurance recoveries	—	1,424	—	2,335	—
Other income	485	891	78	1,458	258
Total revenues	72,683	73,824	67,816	217,687	196,971
Vessel operating expenses	23,164	25,287	23,127	67,894	66,212
Voyage expenses and commission (2)	375	159	—	5,230	—
Depreciation	27,472	28,107	27,638	83,308	79,634
Impairment (3)	—	49,649	—	49,649	—
General and administrative expenses	1,083	1,838	1,366	4,571	4,492
Total operating expenses	52,094	105,040	52,131	210,652	150,338
Operating income (loss)	20,589	(31,216)	15,685	7,035	46,633
Finance income (expense):
Interest income	932	861	289	2,476	350
Interest expense	(18,493)	(18,107)	(12,220)	(53,969)	(27,246)
Other finance expense	(228)	(112)	(213)	(413)	(525)
Realized and unrealized gain (loss) on derivative instruments (4)	4,361	8,124	12,374	10,175	33,847
Net gain (loss) on foreign currency transactions	14	109	237	(13)	139
Total finance income (expense)	(13,414)	(9,125)	467	(41,744)	6,565
Income (loss) before income taxes	7,175	(40,341)	16,152	(34,709)	53,198
Income tax benefit (expense)	5 ,466	(49)	(180)	5,663	(558)
Net income (loss)	$12,641	$(40,390)	$15,972	$(29,046)	$52,640
Weighted average units outstanding (in thousands of units):
Common units	34,045	34,045	33,923	34,045	33,839
Class B units (5)	252	252	375	252	459
General Partner units	640	640	640	640	640

(1)	Voyage revenues are revenues unique to spot voyages.
(2)	Voyage expenses and commission are expenses unique to spot voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, agency fees and commission.
(3)	The carrying value of each of the Dan Cisne and the Dan Sabia was written down to its estimated fair value as of June 30, 2023.
(4)	Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

	Three Months Ended			Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Realized gain (loss):
Interest rate swap contracts	$3,963	$3,538	$(304)	$10,506	$(3,707)
Foreign exchange forward contracts	(79)	—	—	(79)	—
Total realized gain (loss):	3,884	3,538	(304)	10,427	(3,707)
Unrealized gain (loss):
Interest rate swap contracts	352	4,667	13,482	(252)	38,772
Foreign exchange forward contracts	125	(81)	(804)	—	(1,218)
Total unrealized gain (loss):	477	4,586	12,678	(252)	37,554
Total realized and unrealized gain (loss) on derivative instruments:	$4,361	$8,124	$12,374	$10,175	$33,847

(5)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of September 30, 2023, 420,675 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At September 30, 2023	At December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$53,189	$47,579
Amounts due from related parties	1,230	1,998
Inventories	3,088	5,759
Derivative assets	15,443	15,070
Other current assets	7,421	15,528
Total current assets	80,371	85,934

Long-term assets:
Vessels, net of accumulated depreciation	1,514,532	1,631,380
Right-of-use assets	2,207	2,261
Intangible assets, net	—	—
Deferred tax assets	5,442	—
Derivative assets	13,753	14,378
Accrued income	—	—
Total long-term assets	1,535,934	1,648,019
Total assets	$1,616,305	$1,733,953

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$6,025	$4,268
Accrued expenses	10,869	10,651
Current portion of long-term debt	156,797	369,787
Current lease liabilities	902	715
Income taxes payable	18	699
Current portion of contract liabilities	—	651
Prepaid charter and deferred revenue	467	1,504
Amount due to related parties	1,481	1,717
Total current liabilities	176,559	389,992

Long-term liabilities:
Long-term debt	820,475	686,601
Lease liabilities	1,305	1,546
Deferred tax liabilities	152	424
Deferred revenues	2,453	3,178
Total long-term liabilities	824,385	691,749
Total liabilities	1,000,944	1,081,741
Commitments and contingencies
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders	517,751	553,922
Class B unitholders	3,871	3,871
General partner interest	9,431	10,111
Total partners’ capital	531,053	567,904
Total liabilities and equity	$1,616,305	$1,733,953

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital			Accumulated		Series A
(U.S. Dollars in thousands)			General	Other	Total	Convertible
Three Months Ended September 30, 2022 and 2023	Common Units	Class B Units	Partner Units	Comprehensive Income (Loss)	Partners' Capital	Preferred Units
Consolidated balance at June 30, 2022	$568,515	$6,689	$10,436	$—	$585,640	$84,308
Net income	13,877	133	262	—	14,272	1,700
Conversion of Class B units to common units (1)	1,302	(1,302)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17,615)	(219)	(333)	—	(18,167)	(1,700)
Consolidated balance at September 30, 2022	$566,079	$5,301	$10,365	$—	$581,745	$84,308

Consolidated balance at June 30, 2023	$507,897	$3,871	$9,246	$—	$521,014	$84,308
Net income	10,739	—	202	—	10,941	1,700
Conversion of Class B units to common units (1)	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(17)	—	(902)	(1,700)
Consolidated balance at September 30, 2023	$517,751	$3,871	$9,431	$—	$531,053	$84,308

Nine Months Ended September 30, 2022 and 2023
Consolidated balance at December 31, 2021	$568,762	$9,453	$10,492	$—	$588,707	$84,308
Net income	46,079	590	871	—	47,540	5,100
Conversion of Class B units to common units (1)	3,954	(3,954)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(52,716)	(788)	(998)	—	(54,502)	(5,100)
Consolidated balance at September 30, 2022	$566,079	$5,301	$10,365	$—	$581,745	$84,308

Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308
Net income	(33,515)	—	(630)	—	(34,145)	5,100
Conversion of Class B units to common units (1)	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(2,656)	—	(50)	—	(2,706)	(5,100)
Consolidated balance at September 30, 2023	$517,751	$3,871	$9,431	$—	$531,053	$84,308

(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of September 30, 2022, 252,405 of the Class B Units had converted to common units. As of September 30, 2023, 420,675 of the Class B Units had converted to common units. No Class B Units were converted in the third quarter of 2023.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months Ended September 30,
(U.S. Dollars in thousands)	2023	2022
OPERATING ACTIVITIES
Net income (loss) (1)	$(29,046)	$52,640
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	83,308	79,634
Impairment	49,649	—
Amortization of contract intangibles / liabilities	(651)	(1,063)
Amortization of deferred revenue	(350)	—
Amortization of deferred debt issuance cost	1,934	2,071
Drydocking expenditure	(13,207)	(17,309)
Income tax expense	(5,662)	558
Income taxes paid	(665)	(422)
Unrealized (gain) loss on derivative instruments	252	(37,554)
Unrealized (gain) loss on foreign currency transactions	(26)	(38)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	768	905
Decrease (increase) in inventories	2,671	(1,319)
Decrease (increase) in other current assets	8,106	(4,886)
Decrease (increase) in accrued income	—	1,289
Increase (decrease) in trade accounts payable	1,786	2,820
Increase (decrease) in accrued expenses	217	3,179
Increase (decrease) prepaid charter	(1,504)	(906)
Increase (decrease) in amounts due to related parties	(235)	351
Net cash provided by operating activities	97,345	79,950

INVESTING ACTIVITIES
Additions to vessel and equipment	(2,811)	(2,789)
Acquisition of Synnøve Knutsen (net of cash acquired)	—	(32,205)
Net cash used in investing activities	(2,811)	(34,994)

FINANCING ACTIVITIES
Proceeds from long-term debt	245,000	142,000
Repayment of long-term debt	(323,590)	(138,944)
Payment of debt issuance cost	(2,461)	(889)
Cash distributions	(7,805)	(59,602)
Net cash used in financing activities	(88,856)	(57,435)
Effect of exchange rate changes on cash	(68)	(253)
Net increase (decrease) in cash and cash equivalents	5,610	(12,732)
Cash and cash equivalents at the beginning of the period	47,579	62,293
Cash and cash equivalents at the end of the period	$53,189	$49,561

(1)	Included in net income is interest paid amounting to $51.6 million and $23.7 million for the nine months ended September 30, 2023 and 2022, respectively.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, impairments, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, impairments and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended		Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Net income (loss)	$12,641	$15,972	$(29,046)	$52,640
Interest income	(932)	(289)	(2,476)	(350)
Interest expense	18,493	12,220	53,969	27,246
Depreciation	27,472	27,638	83,308	79,634
Impairment	—	—	49,649	—
Income tax expense	(5,466)	180	(5,663)	558
EBITDA	52,208	55,721	149,741	159,728
Other financial items (a)	(4,147)	(12,398)	(9,749)	(33,461)
Adjusted EBITDA	$48,061	$43,323	$139,992	$126,267

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;

●	market trends in the production of oil in the North Sea, Brazil and elsewhere;

●	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

●	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter-term charters or voyage contracts;

●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;

●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;

●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

●	impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment;

●	KNOT Offshore Partners’ anticipated growth strategies;

●	the effects of a worldwide or regional economic slowdown;

●	turmoil in the global financial markets;

●	fluctuations in currencies, inflation and interest rates;

●	fluctuations in the price of oil;

●	general market conditions, including fluctuations in hire rates and vessel values;

●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

●	recoveries under KNOT Offshore Partners’ insurance policies;

●	the length and cost of drydocking;

●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

●	the repayment of debt and settling of any interest rate swaps;

●	planned capital expenditures and availability of capital resources to fund capital expenditures;

●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

●	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;

●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

●	timely purchases and deliveries of newbuilds;

●	future purchase prices of newbuilds and secondhand vessels;

●	any impairment of the value of KNOT Offshore Partners’ vessels;

●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

●	acceptance of a vessel by its charterer;

●	the impact of the Russian war with Ukraine;

●	termination dates and extensions of charters;

●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

●	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

●	estimated future capital expenditures;

●	Marshall Islands economic substance requirements;

●	KNOT Offshore Partners’ ability to retain key employees;

●	customers’ increasing emphasis on climate, environmental and safety concerns;

●	the impact of any cyberattack;

●	potential liability from any pending or future litigation;

●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

●	future sales of KNOT Offshore Partners’ securities in the public market;

●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

●	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.